Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Correction to the Q3 2013 Results

December 16, 2013: Caledonia Mining Corporation (“Caledonia” or the “Company”) announces the following correction to the wording in the unaudited Consolidated Statement of Cash Flows for the period to September 30, 2013 which appeared in the Management Discussion and Analysis for the quarter to September 30, 2013 (“MD&A”) and the related News Release.

“Blanket dividends paid to Indigenous Zimbabweans” should read “Dividends paid”.

The unaudited Consolidated Statement of Cash Flows in the Financial Statements contained the correct wording and is therefore unaffected.

The revised MD&A will be re-filed on SEDAR and will also be available on the Company’s website.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/Jamie Loughborough/ James Black Tel: +44 20 7260 1000
Newgate Threadneedle Graham Herring/Adam Lloyd Tel: +44 20 7653 9850	WH Ireland Adrian Hadden/Nick Field Tel: +44 20 7220 1751